March 27, 2013	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on March 22, 2013 on the Company’s Registration Statement filed with the Commission on March 11, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Amendment.

As we have discussed with you, the Company would like to commence its traditional road show efforts on April 1, 2013, and would hope that this amendment addresses fully the Staff’s remaining comments and concerns.

General

1.
We note your response to comment 6 in our letter dated February 6, 2013.  Please revise the registration statement to include a footnote to the registration table and a discussion in the Plan of Distribution section (or alternate pages of the Plan of Distribution section) to reflect that market making transactions are being registered.

Securities and Exchange Commission
March 27, 2013
Page Two

We have added the footnote to the fee table on the cover page indicating that one of the underwriters, WR Hambrecht + Co, LLC (“WR Hambrecht”), may deliver this prospectus in market making transactions.  Similar language is included in the Plan of Distribution section on page 111.

Prospectus Summary, page 1

2.
We note your response to comment 12 in our letter dated February 6, 2013, and we reissue the comment.  We note your statement that “[o]ther more mature wine markets, such as the U.K. and Australia, have much higher penetration of private label wine sales (19% and 16%, respectively).”  Please supplementally provide us with third-party support for this statement and highlight the specific information that you relied upon for the disclosure.

We have resent to you supplementally the supporting materials.

Our Structure, page 5

3.	We note your response to comment 14 in our letter dated February 6, 2013, and we partially reissue the comment. Please disclose the following or tell us why you believe it is not applicable:

•
Disclose in tabular format any payments, compensation or the value of any equity that each of your directors, executive officers or affiliates received or will receive in connection with the offering, including from any exchange of the LLC Units, payments under the tax receivable agreement or any proceeds from this offering.

•
Explain how the LLC organization and management relates to the company.  For example, we note your disclosure on page F-27 that three of the members who own approximately 55% of the LLC comprise the board of the company.

In response to your comments, we note that:

The directors, executive officers and affiliates of the Company have not received nor will they receive any compensation or payments in connection with the offering, including from exchange of LLC Units, under the tax receivable agreement or any proceeds from this offering.

An affiliate of William R. Hambrecht (a board member, and a member of the LLC), WR Hambrecht, will receive compensation for acting as an underwriter, which has previously been disclosed in the Registration Statement.  Selling stockholders will receive compensation for shares sold, which has also previously been disclosed.  We therefore respectfully submit that further disclosure in tabular format is unnecessary.

Securities and Exchange Commission
March 27, 2013
Page Three

We have added additional disclosure highlighting that the principal LLC members will remain controlling holders of Truett-Hurst, Inc. on pages 5 and 78.

4.
We note your disclosure on page 5 that following the offering, Truett-Hurst, Inc. will hold 2,902,557 LLC Units and your existing owners will hold 3,450,087 LLC Units.  Based on a total of 6,352,644 LLC Units, the company holds a 45.7% economic interest and your existing owners hold a 54.3% economic interest in the LLC, as reflected in the organizational structure diagram.  Because the LLC Units convert into Class A shares on a one-for-one basis and the Class B shareholders hold a number of votes equal to the aggregate number of LLC Units they hold, it appears that your existing holders should hold a 54.3%, and the public shareholders should hold a 45.7%, voting interest in the company.  However, in the diagram and throughout the prospectus you reflect differing percentages for these interests.  Please revise and reconcile throughout the prospectus accordingly or explain how you calculated these voting interests.

The voting percentages in the LLC referenced above are correct.  The voting percentages of Class A common stock vary slightly from these because they reflect (i) the grant of 42,000 shares of restricted Class A common stock granted to James D. Bielenberg, the Company’s Chief Financial Officer, and (ii) the grant of 210,000 shares of restricted Class A common stock to Kevin Shaw, an independent contractor who acts as the Company’s creative director.  These shares of restricted Class A common stock were granted in December 2012 and February 2013, respectively, and vest over a three-year period.  Mr. Bielenberg and Mr. Shaw are entitled to vote these shares prior to their vesting and, in the aggregate, the shares that are the subject of the restricted stock grants represent 3.8% of the voting power of the Company, pre-IPO.  We have revised the disclosure on pages 5 and 80 to more clearly disclose these interests.

5.
Please describe in this section and throughout the prospectus, as applicable, the aggregate payment in dollars under the tax receivable agreement relating to the offering and the range of future payments.  Also disclose the anticipated timing of the payments.

We have revised the disclosure on page 90 to disclose the estimated amounts of these payments.

We will be required to pay our existing owners for certain tax benefits . . ., page 18

Securities and Exchange Commission
March 27, 2013
Page Four

6.
Please summarize here and describe in greater detail under Certain Relationships and Related Party Transactions the material provisions of the tax receivable agreement relating to the company’s liability and the resolution of disputes.  We note your disclosure that there may be a material negative effect on your liquidity if you have insufficient distributions from the LLC to make payments under the agreement.  Explain in greater detail how you intend to fund the required payments and the effect on the company if it is unable to make these payments.

We have added additional detail relating to the provisions of the tax receivable agreement regarding the company’s liability and the resolution of disputes in the risk factor beginning on page 18 and in Certain Relationships and Related Party Transactions on page 92.

Requirements for Valid Bids, page 32

7.
Please revise to indicate that any funds in a bidder’s brokerage account will remain in the bidder’s control and subject to withdrawal by the bidder without restriction at all times before the offer is accepted.

We have added disclosure on page 32 to the effect that any funds in a bidder’s brokerage account will remain in the bidder’s control and subject to withdrawal by the bidder without restriction at all times before an offer is accepted.

Use of Proceeds, page 34

8.
We note your response to comment 26 in our letter dated February 6, 2013.  Please clearly state that you have no current specific plan for more than half of the proceeds and clarify the principal reasons for the offering.  See Item 504 of Regulation S-K.

We have revised the Use of Proceeds on page 34 to identify the proposed uses of the remaining proceeds from the offering.

Unaudited Pro Forma Consolidated Financial Information, page 40

9.
Please note the effect of material transactions should be presented separately in pro forma financial statements.  Please revise to present in separate columns each material transaction which only includes the impact directly attributable to the respective transactions (i.e. offering, recapitalization, purchase of 2,250,000 LLC units).

Securities and Exchange Commission
March 27, 2013
Page Five

We have revised the Unaudited Pro Forma Consolidated Financial Statements and related notes to more clearly present the impact of each transaction.

10.
Per the guidance in guidance in Regulation S-X Rule 8-05(b)(2) only a pro forma balance sheet giving effect to the transaction as of the most recent balance sheet date should be presented.  Please clarify or revise.

We have revised the Unaudited Pro Forma Consolidated Financial Information to present only the most recent balance sheet.  See pages 45-47.

11.	Please revise you pro forma financial statements to present the minimum values of your best-efforts offering.

This transaction is not structured as a minimum-maximum offering or an all-or-none offering.  There is no minimum amount that must be raised in the IPO in order for the offering to close.  We have added disclosure to make clear that there is no minimum offering size on the cover page of the prospectus and on pages 34 and 110.

The Company has prepared the Unaudited Pro Forma Consolidated Financial Information using the mid-point of the price range on the cover of the prospectus, assuming that the offering is fully subscribed.  In order to be responsive to the Staff’s comment, we have included disclosure based on a public offering price at the low end of the price range in a note to the Unaudited Pro Forma Consolidated Financial Information on page 46.

12.
It appears from your disclosure that the effective rate was utilized to calculate the pro forma income tax expense.  Please revise to disclose the statutory tax rate or provide disclosure as to why taxes were not calculated utilizing the statutory tax rate.

We have revised the disclosure on pages 40, 41, 43 and 46 to reflect the calculation of pro forma income tax expense based on the statutory rate.

13.
We note you have included the “assumed exchange” of LLC Units for Class A common stock in a note to the pro forma financial statements because it is “anti-dilutive.”  Please provide us with a detailed discussion of the authoritative literature you utilized to support your pro forma presentation of this transaction.

The Company has revised the Unaudited Pro Forma Consolidated Financial Statements on pages 41 and 43 to reflect that the assumed exchange of LLC units is anti-dilutive.

Liquidity and Capital Resources, page 54

Securities and Exchange Commission
March 27, 2013
Page Six

14.
We note your response to comment 29 in our letter dated February 6, 2013.  Your revised disclosure in the cash flows used in operating activities specifies the change in the accounts without explaining the underlying factors driving the change in the accounts.  Please revise to explain the underlying factors for material variations in the periods presented.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

We have revised the disclosure on page 51 to explain the material variations in the periods presented.

Wine Production, page 74

15.
We note your response to comment 34 in our letter dated February 6, 2013, and we reissue the comment.  We note your revised disclosure that your wines “have consistently scored in the mid-80s to low-90s out of 100 in The Wine Enthusiast and The Wine Spectator.”  Please provide support for this statement in your supplemental materials.

We have resent to you supplementally the supporting materials.

History and Formation Transactions, page 80

16.
We note your disclosure that “[f]ollowing this offering, the Carroll-Obremskey Trust is granted certain investor rights pursuant to a letter agreement dated May 3, 2012.”  Please describe those certain investor rights and file the letter agreement as an exhibit to your registration statement.

We have added to the disclosure on pages 77, 84 and 92 to describe the investor rights held by the Carroll-Obremskey Trust.  The agreement is filed as Exhibit 10.23 to the Amendment.

Directors and Executive Officers, page 85

17.
We note your response to comment 36 in our letter dated February 6, 2013, and we partially reissue the comment.  For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company’s business and structure as required by Item 401(e)(1) of Regulation S-K.

We have revised the disclosure on pages 82 and 83 for each director to describe the specific experience, qualifications, attributes and/or skills that led the Company to the conclusion that each should serve as a director of the Company.

Securities and Exchange Commission
March 27, 2013
Page Seven

18.
We note your disclosure that Virginia Marie Lambrix has served as Truett-Hurst’s Director of Winemaking since 2008 and note that Truett-Hurst was incorporated on December 10, 2012.  Please reconcile your disclosure.  Please also clarify whether Ms. Lambrix served in any capacity, whether as Director of Winemaking or otherwise, for the LLC in the past five years.

We have revised the disclosure on page 82 to clarify that Ms. Lambrix served as Director of Winemaking for the LLC starting in 2008.

Executive Compensation, page 89

19.
Please limit the information included in the summary compensation table to information concerning covered compensation of the named executive officers for the last completed fiscal year.  Refer to Items 402(m)(1) and 402(n)(1) of Regulation S-K.  Information pertaining to covered compensation for the current fiscal year may be included in narrative disclosure accompanying the summary compensation table.

We have revised the summary compensation table on page 86 to limit the information presented to only covered compensation for the last completed fiscal year and included additional narrative disclosures regarding the current fiscal year.

20.	Please disclose the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten, as required by Item 402(o) of Regulation S-K.

None of the Company’s executive officers has an employment agreement with the Company.  We have added disclosure to this effect on page 86.

Certain Relationships and Related Party Transactions, page 92

21.
We note your response to comment 39 in our letter dated February 6, 2013, and we partially reissue the comment.  For each transaction discussed, please identify the related parties and disclose the basis on which each person is a related person.

We have revised the disclosure in Certain Relationships and Related Party Transactions to identify the related party for each transaction and to describe such party’s relationship to the Company and/or the LLC.

22.	Please describe the voting rights, if any, of the holders of LLC Units under the amended and restated H.D.D. LLC Agreement.

Securities and Exchange Commission
March 27, 2013
Page Eight

We have added disclosure on page 89 that explains that as managing member of the LLC, Truett-Hurst, Inc. will control the LLC, and that holders of LLC Units will not have any voting rights under the Third Amended and Restated H.D.D. LLC Operating Agreement.

Principal and Selling Stockholders, page 98

23.
We note your response to comment 38 in our letter dated February 6, 2013; however, it is unclear how much voting interest your affiliates hold based on the LLC Units held by such holders.  Please provide separate tabular disclosure regarding the beneficial ownership of LLC Units, including the number of LLC Units beneficially owned prior to the offering, the number of LLC Units beneficially owned after the offering and the corresponding voting power in the LLC prior to and after the offering.

We have added a table on page 97, and footnotes thereto on page 98, to provide the requested disclosure.

24.
For each selling stockholder, please indicate the nature of any position, office or other material relationship which the selling stockholder has had within the past three years with the company or any of its affiliates.  Please also revise the tabular disclosure on page 99 to clarify whether the combined voting power is through beneficial ownership of Class A common stock, through beneficial ownership of Class B common stock, or both.

We have added disclosure to the footnotes on page 98 that discusses the nature of each selling stockholder’s relationship to the Company.  We have also revised the table on page 96 to clarify that the combined voting power of each listed individual is through beneficial ownership of Class B common stock, which will be issued to each holder of LLC Units; each holder of Class B common stock will be entitled, without regard to the number of Class B common stock held by such holder, to one vote for each LLC Unit held by such holder.

Shares Eligible For Future Sale, page 105

25.
We note your disclosure that “[u]pon consummation of this offering, our existing stockholders will hold 3,450,087 LLC Units, all of which will be exchangeable for shares of our Class A common stock, or cash, at our election.”  Please disclose the exchange rate and the number of shares of Class A common stock for which 3,450,087 LLC Units may be exchanged.  Refer to Item 201(a)(2)(i) of Regulation S-K.

Securities and Exchange Commission
March 27, 2013
Page Nine

We have revised the disclosure on page 103 to include the exchange rate and number of shares of Class A common stock for which the outstanding LLC Units held by our existing stockholders may be exchanged.

Truett-Hurst, Inc. Consolidated Financial Statements

General

26.
We have reviewed your response to comment 43 in our letter dated February 6, 2013 noting it does not address our comment in its entirety.  Please provide us with a detailed discussion of the relationship of the parties involved in this transaction, including the following:

•	Please provide a detail of the members prior to the recapitalization of H.D.D., LLC including the percentage of units held.
•	Please provide a detail of the members subsequent to the recapitalization of H.D.D., LLC including the percentage of the units held.
•	Please tell us who was the sole managing member of H.D.D., LLC prior to this transaction.
•	Please tell us who were the founders of Truett-Hurst, Inc.
•	Please tell us how Truett-Hurst, Inc. was capitalized.
•
Please tell us why the financial statements for Truett-Hurst, Inc. have not been included in this registration statement and site the specific authoritative literature you utilized to support your treatment.

In response to the Staff’s request for additional information, we respectfully submit the following:

Background

Once the members of the LLC determined to undertake an IPO, they determined that in connection with the offering, they would employ an “up-C” structure, similar to the structure commonly used by REITs (known in that context as an “up-REIT”).  This up-C structure, which requires the formation of a holding company that is a C-corporation, was determined to be the most efficient structure for the Company.

Truett-Hurst, Inc. was incorporated as a Delaware C-corporation in December 2012.  Truett-Hurst, Inc. has not commenced operations, and has no ongoing business.  As described in the registration statement, Truett-Hurst, Inc. will be a holding company, and its sole asset will be its ownership interest in H.D.D., LLC, or the LLC.

Securities and Exchange Commission
March 27, 2013
Page Ten

Capitalization of the LLC

We have detailed the history of the LLC in the registration statement, and highlight here for convenience each investment.

Initial capital contributions in the LLC were made by:

•	Phillip L. Hurst and Sylvia M. Hurst as trustees of The Hurst Family Revocable Trust Dated August 1, 2004 (the “Hurst Trust”) of approximately $1.6 million;
•	Paul E. Dolan III, as trustee of The Dolan 2003 Family Trust Dated June 5, 2003 (the “Dolan 2003 Trust”) of approximately $800,000;
•	Heath E. Dolan and Robin A. Dolan, as trustees of The Dolan 2005 Family Trust Dated August 24, 2005 (the “Dolan 2005 Trust”) of approximately $800,000; and
•	Mark De Meulenaere of approximately $170,000.

In 2011, Hambrecht Wine Group, L.P., a California limited partnership (“Hambrecht Wine Group”), purchased a 27.23% Class A Membership Interest in the LLC for an aggregate purchase price of $2,800,000.  Pursuant to the Membership Interest Purchase Agreement dated as of February 8, 2011 by and between the LLC and Hambrecht Wine Group, Hambrecht Wine Group's payment of such purchase price included transfer to the LLC of certain bulk wine and case goods and assignment to the LLC of the Healdsburg Ranches and Bradford Mountain trademarks.  Hambrecht Wine Group subsequently sold a 1.95% Class A Membership Interest to Forrester R. Hambrecht in May 2011.

On February 8, 2011, Barrie Graham was assigned Class A Membership Interests in the following  amounts: 0.75% by the Dolan 2003 Trust; 0.75% by the Dolan 2005 Trust; 2% by Hambrecht Wine Group; 1.5% by the Hurst Trust.  Anna Schweizer was also assigned a 1% Class A Membership Interest by Hambrecht Wine Group.

In 2012, Mr. De Meulenaere exercised his right to sell his Class A Membership Interest back to the LLC, as provided for in that certain Right of First Refusal, Co-Sale and Buy-Sell Agreement dated as of June 4, 2008, as amended on January 26, 2010 and last amended on May 3, 2012.  The repurchase price for Mr. Meulenaere’s interest was $360,000.  The LLC delivered $150,000 in cash, and $210,000 in a secured promissory note payable to Mr. De Meulenaere, bearing interest at 4.5% per annum, with the entire principal balance an unpaid accrued interest due and payable on May 3, 2015.  The note is secured by a membership interest pledge agreement.

Securities and Exchange Commission
March 27, 2013
Page Eleven

Also in 2012, the Carroll-Obremskey Family Revocable Trust Dated April 5, 1996 (the “Carroll-Obremskey Trust”) purchased a 13.51% Class A Membership Interest in the LLC for a purchase price of $2,500,000. Pursuant to the Membership Interest Purchase Agreement dated as of May 3, 2012 by and between the Carroll-Obremskey Trust and the LLC, we issued a warrant to purchase shares of common stock to the Carroll-Obremskey Trust upon the conversion of the LLC from a partnership to a corporation. Subsequently, we decided not to convert the LLC to a corporation.  On March 1, 2013, we and the Carroll-Obremskey Trust agreed to amend the warrant to provide the Carroll-Obremskey Trust with the right to purchase a 3% Class A Membership Interest in the LLC for $500,000.  The warrant was exercised on March 1, 2013. Following this offering, the Carroll-Obremskey Trust is granted certain investor rights pursuant to an agreement dated March 26, 2013; these rights will terminate if, at any time, we cease to be a “controlled company” under the Nasdaq rules.

In December 2012, the Carroll-Obremsky Trust agreed to purchase a 3.00% interest in the LLC from Hambrecht Wine Group for a purchase price of $500,000, pursuant to the terms of an Interest Purchase Agreement.

Members of the LLC Prior to the Recapitalization

Immediately prior to the recapitalization of H.D.D. LLC in connection with the initial public offering discussed in Note 16 to the Company’s financial statements, the membership interests in H.D.D. LLC were as follows:

Member	Membership Percentage

The Hurst Trust	26.67%
HWG (Bill Hambrecht)	13.73%
The Carroll-Obremskey Trust	19.66%
The Dolan 2003 Trust	13.33%
The Dolan 2005 Trust	13.33%
Barrie Graham	4.10%
Forrester Hambrecht	3.24%
Mark DeMuelanaere	1.25%
Anna Schweizer	0.82%

Members of the LLC Following the Recapitalization and IPO

Securities and Exchange Commission
March 27, 2013
Page Twelve

Immediately following the recapitalization of H.D.D. LLC and the initial public offering, the membership interests in H.D.D. LLC will be as follows:

Member	Number of LLC Units	Membership Percentage

The Hurst Trust	820,585	12.92%
The Carroll-Obremskey Trust	806,596	12.70%
HWG (Bill Hambrecht)	563,472	8.87%
The Dolan 2003 Trust	410,298	6.46%
The Dolan 2005 Trust	410,298	6.46%
Barrie Graham	168,168	2.65%
Forrester Hambrecht	126,204	1.99%
Virginia Marie Lambrix	118,860	1.87%
Mark DeMuelanaere	25,606	0.40%

In 2010, Virginia Marie Lambrix was granted a 5% profits interest as a Class B member of the LLC.

Managing Member of the LLC

Prior to the recapitalization, the LLC did not have a sole managing member, but was managed by a board of managers consisting of Phillip L. Hurst, Paul E. Dolan, III, Heath E. Dolan, Daniel A. Carroll, William R. Hambrecht and Barrie Graham.

Founders of Truett-Hurst

Truett-Hurst, Inc. was incorporated in Delaware on December 10, 2012.  The initial directors of Truett-Hurst, Inc. are Phillip L. Hurst, Paul E. Dolan, III, Heath E. Dolan, Daniel A. Carroll, William R. Hambrecht, Barrie Graham, James F. Verhey and John D. Fruth.  The initial officers of Truett-Hurst, Inc. are Phillip L. Hurst, President, Chief Executive Officer; Virginia Marie Lambrix, Director of Winemaking; Heath E. Dolan, Director of Vineyard Operations; and James D. Bielenberg, Chief Financial Officer.

Truett-Hurst, Inc. has not been capitalized.

Truett-Hurst, Inc. has not commenced business operations.

Financial Statements of Truett-Hurst

Initially, we did not include financial statements for Truett-Hurst, Inc. given that it has not commenced operations, and has not been capitalized.  This view is consistent with the guidance in Section 1160 (Recently Organized Registrant) of the Financial Reporting Manual of the Division of Corporation Finance.

Securities and Exchange Commission
March 27, 2013
Page Thirteen

For the sake of expediency, we have included audited financial statements for Truett-Hurst, Inc. in the Amendment that show no activity, since there has been none.

27.
We noted from your response to comment 44 in our letter dated February 6, 2013 that you have accounted for this transaction as an “entities under common control.”  It appears that at the formation of Truett-Hurst, Inc. no shares were issued and the board of directors consist solely of three members who own 58% of the equity interest of H.D.D., LLC.  Please provide us with a detailed discussion of the following:

•	The rights and powers for the units held by the three individuals under the operating agreement for H.D.D., LLC prior to this transaction.

•	The rights and power of these three individuals as the sole members of the board of directors at Truett-Hurst, Inc.

The initial directors of Truett-Hurst, Inc. were Phillip L. Hurst, Paul E. Dolan, III, and Daniel A. Carroll.  At the time of the formation of Truett-Hurst, Inc., these directors owned 55% of H.D.D. LLC.  In March 2013, the Company appointed five additional directors: Heath E. Dolan, William R. Hambrecht, Barrie Graham, James F. Verhey and John D. Fruth.  Three of these five directors are members of H.D.D. LLC, resulting in six directors currently owning approximately 91% of H.D.D. LLC.

Under the operating agreement of the LLC, the board of managers of the LLC has the right and power to direct all of the affairs of the LLC.  Following the offering, the board of directors of Truett-Hurst, Inc. will have the right and power to direct all of the affairs of Truett-Hurst, Inc., and, through the control of the LLC by Truett-Hurst, Inc., as sole managing member, of the LLC.

Report of Independent Registered Public Accounting Firm

28.	Please notify your independent accountant to submit a signed audit opinion.

A signed audit letter is included in the Amendment.

Notes to the Consolidated Financial Statements

14.  Segment and Other Information, page F-26

Securities and Exchange Commission
March 27, 2013
Page Fourteen

29.
We note in your response to comment 46 in our letter dated February 6, 2013 that you state you do not maintain discrete financial information for each distribution channel; however, we note you have presented discrete financial information for each distribution channel in Note 14 to the Consolidated Financial Statements.  Additionally, we note you state you believe the distribution channels generally have similar economic characteristics; however we note the gross margins appear to be materially different at 17% and 61% for your wholesale and direct sales, respectively.  Please tell us how you considered each of these points in your analysis as to whether your distribution channels represent separate operating segments as defined in FASB ASC 280.

The Company is in the business of producing and selling wine.  Although the Company has several distribution channels through which wine is sold in order to widen its market reach and grow its primary business of manufacturing and selling wine, it does not believe these separate distribution channels constitute individual operating segments as defined in ASC 280-10-50-1.  The Company relies on the same raw materials, service providers, vendors, equipment and facilities across all distribution channels in its business.  The Company’s products are the same across all distribution channels.

The Company’s chief operating decision maker (CODM) is Phillip L. Hurst, Chief Operating Officer and President. The CODM regularly reviews overall operating results of the business at a broad level.   The Company’s financial statements as a whole, in connection with net sales by brand, are reviewed by the CODM to assess performance and make decisions about resource allocation.

Discreet financial information by distribution channel for net sales, cost of sales, and gross margin is available.  However, the CODM does not regularly review this information to make decisions about resource allocation and assess performance.  Discreet financial information by distribution channel is not available for sales and marketing expense, general and administrative expense and other income, nor is it available by assets as these resources are not discretely allocated amongst the various distribution channels.   Performance of the business is assessed as a whole.

While the Company’s distribution channels have materially different gross margins, they have similar characteristics in terms of the nature of the product, production processes, regulatory environment, and type of customer.  However, the Company does not believe the aggregation criteria as defined in ASC 280-10-50-11 is relevant to their analysis as they operate in one segment, which is the business of producing and selling wine.

We have supplementally provided to you a sample report of the type reviewed regularly by the CODM.

Securities and Exchange Commission
March 27, 2013
Page Fifteen

Exhibits

30.	Please file Exhibits 3.4, 10.2, 10.5, 10.11, 10.12, 10.13, 10.15 and 10.16 in their entirety, including any exhibits, annexes and/or schedules thereto.

The above referenced exhibits have been filed in their entirety with the Amendment.

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses, and note the Company’s desire to commence the traditional road show on or about April 1, 2013.  We intend to file the remaining exhibits, including our legality opinion, with a future exhibit-only amendment.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

cc:	Gary J. Kocher
Michael Hedge